Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 30, 2026 (the “2025 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2025 Form 20-F.

Overview

We are a provider of cloud-based technologies for Smart City IoT platforms, elevator products and related services, digital advertising delivery, and other internet-based information systems in China. We provide a broad portfolio of software and hardware with fully integrated solutions, including Information Technology infrastructure, Internet-enabled display technologies, and IoT platforms to customers in government, education, residential community management, media, transportation, and other private sectors.

Prior to 2014, we generated majority of our revenues through selling our products to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees. The revenue from SaaS was still small in 2018 and 2019, which is expected to pick up in future years along with the large-scale roll-out of our cloud-based new media terminals.

In May 2017, we completed the business transformation and rolled out CAT and IoT technology based digital ads distribution network and new media resource sharing platform in the out-of-home advertising market. In 2017, 2018 and 2019, we generated most revenue from selling fully integrated ads display terminals. In 2020, we had a portion of revenue generated from the sale of cloud servers as part of our CBT business. The revenue generated from SaaS and other software products and services remained small.

In 2021, we ventured into the blockchain related business through the launch of cryptocurrency mining operations. However, in December 2022, the Company entered into a series of contracts with certain third parties to sell its cryptocurrency mining and related equipment for a total sale price of approximately $1.08 million. The Company also terminated the leases for both the office facility and storage rooms, which were previously used to house most of its mining machines for its cryptocurrency mining operations, and laid off relevant employees. As a result, the Company had ceased its cryptocurrency mining business by December 31, 2022.

In March and April 2023, the Company entered into two long-term strategic cooperation agreements with Zhaoyuan City, Shandong Province and Wuxuan County, Guangxi Province, respectively. Under the agreements, the Company will provide Taoping’s cloud-based intelligent product solutions, including its IoT Smart Rest Station, fully autonomous street sweeper, smart large screen displays, and Blue Box off-grid wastewater treatment solution. Zhaoyuan City and Wuxuan County will provide the Company with multiple channels of support and preferential policies. As part of the agreements, both parties will also work together on low-carbon environmental protection, urban renewal, rural ecological revitalization, and other related projects.

Leveraging its strong technological reserves and advanced supporting technologies such as AI and IoT, the Company will provide Zhaoyuan City and Wuxuan County with smart city renewal solutions and technical support, and implement environmental governance projects such as wastewater, waste gas, and garbage treatment. Based on the concept of efficient and low-carbon environmental governance, the Company has combined its digital and intelligent innovative technology products, including its IoT Smart Rest Station with fully autonomous street sweeper and its new off-grid wastewater treatment solution, which will effectively improve the overall public service and environmental protection level for both urban and rural areas.

In May 2024, the Company unveiled a new, upgraded AI-powered smart terminal. This cutting-edge platform integrates AI Generative Artificial Intelligence (AIGC) with Taoping’s intelligent cloud platform technology and product capabilities, paving the way for intelligent, AI-driven smart terminals.

In January 2025, Taoping Digital Tech. (Jiangsu) Co., Ltd. was dissolved as a result of the Company’s business realignment.

In April 2025, TEPH was dissolved as a result of the Company’s business realignment.

In June 2025, TPGXT was dissolved as a result of the Company’s business realignment.

In September 2025, through its wholly owned subsidiary Taoping Holdings Limited, the Company entered into a share purchase agreement with Skyladder Holding Limited, as amended by a supplemental agreement dated November 25, 2025, to acquire 100% of Skyladder Group, a Hong Kong company, for consideration of RMB 152 million (approximately US$21.36 million), payable in an aggregate of 7,882,921 ordinary shares of the Company. Such consideration shares are subject to transfer restrictions, released in tranches upon achievement of audited revenue and net profit targets for 2025-2029. The acquisition was closed on November 26, 2025. Skyladder Group is a provider of elevator products and related physical and cloud-based services. It provides services throughout the entire elevator lifecycle including sales, installation, repair, maintenance, renovation, and upgrades. Skyladder Group operates through subsidiaries in China.

Revenue in the first half of 2026 was $11.9 million, compared to $17.6 million for the same period of 2025, a decrease of $5.7 million, or 32.5%. The Company incurred a net loss of approximately $2.5 million for the six months ended June 30, 2026, compared to a net loss of approximately $4.7 million for the same period of last year.

Effective at the market opening on May 29, 2025, the Company implemented a one-for-thirty share combination of its issued and outstanding ordinary shares where every thirty ordinary shares outstanding were automatically combined and converted into one issued and outstanding ordinary share. Any fractional shares resulting from the share combination were rounded up to the nearest whole share. The share combination was intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. The Company regained compliance with the Nasdaq minimum bid price rule on June 13, 2025. This share combination did not change the number of shares the Company is authorized to issue or the par value of the ordinary shares. Accordingly, except as otherwise indicated, all share and per share information contained in this report on Form 6-K has been restated to retroactively show the effect of the share combination.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include assessment of goodwill, going concern, credit losses and estimates used in business acquisition. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of recently adopted and issued accounting pronouncements.

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2026 and 2025, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2026		Six Months Ended June 30, 2025
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$11,879,346	100.00%	$17,602,821	100.00%
Costs of revenue	(10,362,740)	(87.23)%	(15,828,453)	(89.92)%
Gross profit	1,516,606	12.77%	1,774,368	10.08%
Administrative expenses	(2,731,665)	(23.00)%	(4,700,561)	(26.70)%
Research and development expenses	(823,386)	(6.93)%	(799,246)	(4.54)%
Selling expenses	(189,031)	(1.59)%	(458,692)	(2.61)%
Loss from operations	(2,227,476)	(18.75)%	(4,184,131)	(23.77)%
Subsidy income	-	-	628	-%
Income from long-term investments	-	-	69,621	0.40%
Other (loss), net	(19,498)	(0.16)%	(78,693)	(0.45)%
Interest expense and debt discounts, net of interest income	(233,046)	(1.96)%	(466,254)	(2.65)%
(Loss) income before income taxes	(2,480,020)	(20.88)%	(4,658,829)	(26.47)%
Income tax expense	(14,602)	(0.12)%	(20,720)	(0.12)%
NET (LOSS)	$(2,494,622)	(21.00)%	$(4,679,549)	(26.58)%

Revenue

Revenue was $11.9 million for the first six months of 2026, compared to $17.6 million for the same period of last year, a decrease of $5.7 million, or 32.5%. The decrease was primarily due to a decrease of $7.9 million from products revenue, a decrease of $1.2 million from advertising revenue, and a decrease of $0.4 million from software revenue, partially offset by increases of $3.3 million and $0.5 million in project revenue and MRO revenue, respectively.

The decrease in products revenue reflected the continued contraction of the Company’s traditional low margin hardware product business, as the Company realigned its business focus following the Skyladder Group acquisition. The decrease in software revenue was primarily attributable to the reduction in customized software development projects, and the decrease in advertising revenue was mainly due to the slowdown of the advertising market demand.

Following the completion of the acquisition of Skyladder Group on November 26, 2025, the Company expanded its business scope to include elevator-related products and services. The project revenue, which primarily represented sales of newly manufactured elevators and related installation services, and the MRO revenue, which represented recurring elevator maintenance and repair services, were both newly generated by Skyladder Group and did not contribute to the prior-year period. As a result of the purchase accounting method, the 2026 consolidated results include the full period of Skyladder Group’s operations, while the 2025 comparative period does not include any elevator-related revenues.

Cost of Revenue and Gross Profit

Cost of revenue was $10.4 million for the six months ended June 30, 2026, compared to $15.8 million for the same period of 2025. As a percentage of revenue, our cost of revenue decreased to 87.2% for the first six months of 2026, from 89.9% for the same period of 2025. As a result, gross profit as a percentage of revenue was 12.8% for the first six months ended June 30, 2026 compared to 10.1% for the same period of 2025. The increase in the overall gross profits was primarily resulted from the change of revenue mix.

The increase in overall gross margin was primarily driven by the favorable change in revenue mix following the Skyladder Group acquisition. The project revenue and MRO revenue achieved a gross margin of approximately 23.5% and 32.2% respectively for the first half of 2026. Collectively, these higher-margin elevator-related businesses accounted for approximately 31.3% of total revenue in the first half of 2026, which drove the overall gross margin, despite the year-over-year decline in total revenue.

Administrative, R&D and Selling expenses

Administrative expenses decreased by $2.0 million, or 41.9%, to $2.7 million for the first six months of 2026, from $4.7 million for the same period of 2025. Such decrease was primarily attributable to a $2.5 million decrease in the allowance for credit losses on accounts receivable. As a percentage of revenue, administrative expenses decreased to 23.0% for the first six months of 2026, from 26.7% for the same period of 2025.

Research and development (“R&D”) expenses remained stable at $0.8 million for the first six months of 2026 and 2025. As a percentage of revenue, R&D expenses increased to 6.9% for the first six months of 2026, from 4.5% for the same period of last year.

Selling expenses decreased by $0.3 million, or 58.8%, to $0.2 million for the first six months of 2026, from $0.5 million for the same period of 2025. The decrease was primarily due to the decreased marketing expenses.

Net (Loss)

As a result of the cumulative effect of the foregoing factors, we had a net loss of $2.5 million for the first six months of 2026, compared to a net loss of $4.7 million for the same period of last year.

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $1.0 million.

As of June 30, 2026, the Company had short-term and long-term bank loans in total of approximately $11.3 million, which mature on various dates from October 31, 2026 to October 31, 2027. The short-term bank loans may be extended upon maturity for another year by the banks without additional charges to the Company. The bank borrowings are in the form of credit facilities. Amounts available to the Company from the banks are based on the amount of collateral pledged or the amount guaranteed by the Company’s subsidiaries and Mr. Lin. These short-term borrowings bear fixed interest rates ranging from 3.00% to 3.60% per annum. These long-term borrowings bear floating interest rates at the 1-year China Loan Prime Rate (“LPR”) plus 40 to 105 basis points, ranging from 3.40% to 4.05% per annum. The weighted average interest rates on short-term and long-term debts were approximately 3.44% and 3.99% for the six months ended June 30, 2026 and 2025, respectively. The interest expenses were approximately $0.2 million and $0.2 million, respectively, for the six months ended June 30, 2026 and 2025.

The Company has renewed bank facilities valued at approximately $1.5 million in June 2026.

In addition, on July 17, 2023, the Company entered into both a public standby equity purchase agreement and a private standby equity purchase agreement with an investor. Pursuant to the agreements, the Company has the right, but not the obligation, to sell to the investor up to $1,000,000 and $10,000,000, respectively, of its ordinary shares, within 24 months and 36 months, respectively, from the date of the agreements. The public standby equity purchase agreement was terminated on December 31, 2024 and the private standby equity purchase agreement expired in July 2026. The Company had received a total of approximately $7.2 million in gross proceeds under these two equity line financings.

On January 13, 2025, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “January 2025 Convertible Note”) to Streeterville. The January 2025 Convertible Note has the original principal amount of $1,311,000 including the original issue discount of $96,000 and Streeterville’s legal and other transaction costs of $15,000. $1,200,000 had been received by the Company.

On February 26, 2025, the Company entered into a securities purchase agreement with certain investors (the “February 2025 Investors”), pursuant to which the Company agreed to issue an aggregate of 333,334 ordinary shares of no par value of the Company, at an offering price of $6.0 per share, to the February 2025 Investors for a total purchase price of $2,000,000. $1,600,000 had been received by the Company.

On July 15, 2026, the Company entered into a Securities Purchase Agreement with Streeterville, pursuant to which, the Company issued an unsecured convertible promissory note with a 12-month maturity (the “July 2026 Convertible Note”) to Streeterville. The July 2026 Convertible Note has an original principal amount of $3,195,000, including original issue discount of $180,000 and Streeterville’s legal and other transaction costs of $15,000. $3,000,000 had been received by the Company.

We evaluate the creditworthiness of all of our customers individually before accepting them, and continuously monitor the recoverability of accounts receivable individually or in aggregate through aging analysis, as well as past credit loss history and current financial conditions of our customers. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. We have established an accounting policy to account for allowance for credit loss described in Note 2(f) to our unaudited consolidated financial statements.

The normal credit term is ranging from 1 month to 3 months after the customers’ acceptance of data storage servers or software, and completion of advertising and other services, and ranging from 1 month to 6 months after the customers’ acceptance of ads display terminals. The normal credit term for elevator project, maintenance, repair and operations supply and services is ranging from 3 months to 6 months. However, because of various factors related to the business cycle, the actual collection of outstanding accounts receivable may be beyond the normal credit terms.

The allowance for credit losses at June 30, 2026 and December 31, 2025, totaled approximately $10.1 million and $8.7 million, respectively, representing management’s best estimate. The following table describes the movements for allowance for credit losses during the six-month period ended June 30, 2026.

Balance at January 1, 2026	$8,658,698
Increase in allowance for credit losses	1,051,848
Impairment losses reversed	(490,306)
Foreign exchange difference	847,712
Balance at June 30, 2026 (Unaudited)	$10,067,952

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Cash and Financial Position

As of June 30, 2026, the Company had cash and cash equivalents of $1.0 million, compared to cash and cash equivalents of $2.1 million of December 31, 2025. Working capital was $10.6 million as of June 30, 2026, compared to a working capital of $12.3 million as of December 31, 2025.

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(2,354,074)	$(1,478,313)
Net cash used in investing activities	$(99,232)	$(1,331,642)
Net cash provided by financing activities	$1,238,493	$3,390,691

Operating Activities

Net cash used in operating activities was approximately $2.4 million for the first six months of 2026, compared to net cash used in operating activities of approximately $1.5 million for the same period of 2025. The Company has maintained negative operating cash flows over the past two periods, primarily due to operating losses incurred during its business transformation. The year-over-year increase in net cash outflow was due to an increase in other receivables and prepaid expenses and a decrease in accounts payable, which more than offset the positive impact from the narrowing of the Company’s net loss.

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the first six months of 2026, and net cash used in investing activities was approximately $1.3 million for the same period of 2025. Net cash outflow in investing activities for the first half of 2026 and 2025 was primarily due to purchases of property, equipment and software of approximately $0.1 million and $1.3 million respectively.

Financing Activities

Net cash provided by financing activities was approximately $1.2 million for the first six months of 2026, mainly attributable to proceeds from the net borrowings of bank loans of $1.2 million. Net cash provided by financing activities was approximately $3.4 million for the first six months of 2025, mainly attributable to proceeds from issuance of ordinary shares of $2.3 million, and proceeds from issuance of convertible note of $1.2 million.